Faegre Drinker Biddle & Reath LLP

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By EDGAR

June 4, 2021

Ibolya Ignat
Jeanne Baker

Kasey Robinson

Jeffrey Gabor

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	CVRx, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 14, 2021
CIK No. 0001235912

Dear Ms. Ignat and Ms. Baker:

On behalf of CVRx, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Ibolya Ignat, Jeanne Baker, Kasey Robinson and Jeffrey Gabor, dated May 27, 2021, to Amendment No. 1 to Draft Registration Statement on Form S-1 submitted confidentially to the Securities and Exchange Commission on May 14, 2021.

The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”). The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

June 4, 2021

Prospectus Summary

Overview, page 3

1.	Please balance the disclosure of your revenue for the three months ended March 31, 2021 and 2020 by presenting other measures of your performance such as net loss for the same periods.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 3 and 77, which now disclose gross margin and net loss for the three months ended March 31, 2021 and 2020.

Summary consolidated financial data, page 11

2.	Please revise to present your pro forma earnings per share for only the most recent fiscal year and the most recent interim period. Refer to Rule 8-05 and Rule 11-02(c)(2)(i) of Regulation S-X. Please also provide a footnote to show how you compute your pro forma earnings per share data. In this regard, while we note that you refer to Notes 2 and 9 to your consolidated financial statements for an explanation of the method used to calculate your forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts, those notes do not include pro forma information. Please address this comment as it relates to your Selected Financial Data on page 57.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 11 and 58, which now disclose the Company’s pro forma earnings per share for only the most recent fiscal year and the most recent interim period and include revised footnotes that cross-reference to a new subsection on pages 67 and 68 entitled “Unaudited pro forma information.” This new subsection explains how the Company computed its pro forma earnings per share data for the relevant periods.

Principal Stockholders, page 140

3.	We note your revised disclosure in response to comment 9. Please revise footnote 5 to disclose the natural persons who have or share beneficial ownership.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see footnote 5 on page 142, which now discloses that Action Potential Venture Capital Limited is an indirect wholly owned subsidiary of GlaxoSmithKline plc.

June 4, 2021

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke
Ben A. Stacke

Enclosures

cc:	Nadim Yared, CVRx, Inc.
Jared Oasheim, CVRx, Inc.
Amy Seidel, Esq., Faegre Drinker Biddle & Reath LLP